FOR IMMEDIATE RELEASE	October 1, 2012

Micromem Technologies Inc. Begins Routine Production
of Patented Speed Control Product

Toronto, New York, October 1, 2012: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (MAST), announces they released to commercial production the customized speed control circuit designed specifically for GSI Westwind. Manufacturing has started on the initial volume requirements of the client. Fully validated production volume will begin to arrive at our client within 8 weeks.

Steven Van Fleet, President of MAST, tasked with designing and commercializing this product states: “Bringing this technology to market and having our client begin to use it routinely in their day to day order has been exciting for us. Our design team has worked collaboratively with GSI Westwind’s team to solve difficult high-speed control problems and challenging available space requirements. Our patented Hall sensors, the smallest in the world, allowed us to position them deep within the client’s air bearing motor, eliminating the traditional hysteresis and delay that normally results in speed limitation and overshooting when ramping up the motor speed.”

To view MAST's High Speed Control Circuit, featuring the world's smallest Hall sensors (Product SKU 1167-088-001) visit: http://files.newswire.ca/651/Micromemphoto.png

Steve Hockley, Project Manager for GSI Westwind states: “The challenges associated with designing and manufacturing ultra-high speed PCB drilling spindles are considerable, and necessitate using cutting edge technology. GSI Westwind is impressed with MAST’s efforts in providing an effective technical solution, which will enable market launch of the next generation and highest rotational speed ever, PCB drilling spindles.”

Joseph Fuda states: “This important milestone demonstrates that Micromem has taken a technology through research, proof of concept and into production. Micromem has now reached the stage where it is generating revenue from a finished product.”

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing:       NASD OTC-Bulletin Board - Symbol: MMTIF
                     CNSX - Symbol: MRM

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SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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